Filed by Pinnacor Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                                                Subject Company: Pinnacor Inc.
                                                Commission File No.: 000-30309



On July 23, 2003, Pinnacor Inc. sent an email to its employees in connection with Pinnacor entering into an Agreement and Plan of Merger with MarketWatch.com, Inc. The text of that email follows.



Per Kirk's e-mail message, the press release announcing the acquisition of Pinnacor by MarketWatch.com crossed the wire this morning at 12:01 a.m.

The first paragraph is included below for reference or, to view the full text of the release, kindly see:
http://www.pinnacor.com/company/news_events/press_release.php?id=277

Thank you,

Therese

+    +    +    +


MarketWatch.com to Acquire Pinnacor



Combination Will Create Leading Provider of Online Financial Information and Applications



SAN FRANCISCO & NEW YORK, July 23, 2003 - MarketWatch.com, Inc. (Nasdaq: MKTW) and Pinnacor Inc. (Nasdaq:PCOR), formerly known as ScreamingMedia, today announced that they have signed a definitive agreement whereby MarketWatch.com will acquire Pinnacor. The acquisition will create a combined company that is a market-leading provider of online business news and financial applications to organizations in numerous sectors, including banking, brokerage and media.



Additional Information About the Merger and Where to Find It MarketWatch.com intends to file a registration statement with the Securities and Exchange Commission on Form S-4 in connection with the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com. MarketWatch.com and Pinnacor also intend to file with the SEC, and mail to their respective stockholders, a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at http://www.sec.gov/ www.sec.gov.

Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.